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February 7, 2020

VIA EDGAR

Christina DiAngelo Fettig

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467) (the “Registrant”)

Dear Ms. Fettig:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff with respect to the staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of the annual shareholder reports for the fiscal year ended September 30, 2019 and other filings of the Registrant and its series (each, a “Fund”). The SEC staff’s comments were provided by you to Kevin Cahill and Jonathan Massey of Dechert LLP in a telephonic discussion on January 6, 2020. Summaries of the SEC staff’s comments, followed by the related responses of the Registrant, are set forth below:

Form N-CEN

1.

Comment: The SEC staff notes that Registrant answered “yes” in response to Item B.22 of Registrant’s N-CEN filed for the fiscal year ended September 30, 2018 with respect to Causeway International Opportunities Fund and Causeway International Value Fund. Please provide additional details regarding the error and discuss whether any financial statement disclosure was necessary as a result of the error.

Response: Following the tender of shares of a portfolio security in late 2017, resulting in a new security identifier, the new security was not reflected in the net assets of Causeway International Value Fund and Causeway International Opportunities Fund. Because the price of the tendered shares with the new security identifier diverged from the security used to calculate net assets, those Funds understated their net assets and corresponding net asset

February 7, 2020 Page 2

values per share for a period of time. The Funds were reimbursed for the error, and the Funds reprocessed transactions on certain days in December 2017. However, no financial statement disclosure was necessary as a result of the error, because it was not considered material for financial statement purposes.

2.

Comment: The SEC staff notes that Registrant answered “no” in response to Item B.23 of Registrant’s N-CEN filed for the fiscal year ended September 30, 2019. Please confirm this response was correct given that the Registrant’s financial statements indicate that certain of the Funds paid distributions that may have been required to be accompanied by 19(a) notices pursuant to section 19 of the Investment Company Act of 1940, as amended and rule 19a-1 promulgated thereunder.

Response: At the time of the distribution in question in December 2018, based on GAAP accounting analysis, the Registrant determined that it had only ordinary income to distribute, and therefore a 19(a) notice was not required. After year end, however, on the basis of tax re-classifications between capital and income, it was determined that the amount previously distributed had exceeded the amount of income for the year on the basis of tax accounting. The Registrant notes the SEC Staff’s position in the November 2019 “Dear CFO” letter that “good accounting practice” for purposes of Section 19(a) means financial information prepared in accordance with GAAP.1 In this letter the SEC Staff also took the position that it would not object if the tax basis of such financial information is used instead of the GAAP analysis under certain circumstances. The Registrant has used a GAAP accounting analysis, not tax basis, to calculate dividends. The Registrant believes that because the December 2018 distribution was based on a GAAP accounting analysis which showed that the Registrant had only ordinary income to distribute, and the correct amount was distributed to the Registrant’s shareholders consistent with this GAAP analysis, a 19(a) notice was not required.

3.

Comment: The SEC staff notes that Registrant answered “no” to Item C.20.a of Registrant’s N-CEN filed for the fiscal year ended September 30, 2019 with respect to Causeway Emerging Markets Fund. Please confirm this response was correct given that the expense information contained in the Fund’s statement of operations indicates that the Fund has a line of credit.

Response: The Registrant responded “no” to Item C.20.a of the Registrant’s N-CEN filed for the fiscal year ended September 30, 2019 with respect to Causeway Emerging Markets Fund. While the Fund accrued line of credit fees during the fiscal year, the line of credit was not renewed at its expiration in February 2019. Therefore, the Fund no longer had available a line of credit at fiscal year end or as of the date of the N-CEN statement.

[1]	See Letter from the Chief Accountant of the Division of Investment Management: Industry Comment Letter (Nov. 22, 2019), available at https://www.sec.gov/files/industry-comment-letter-112219.pdf.

February 7, 2020 Page 3

Financial Statements

4.

Comment: The SEC staff notes that Causeway Emerging Markets Fund’s annual shareholder report for the period ended September 30, 2019 indicates, on page 25, that the Fund’s non-U.S. taxes accrued on unrealized gains were $1,910,857 and, on page 15 (in the Fund’s statement of assets and liabilities), that the Fund’s liabilities included accrued foreign capital gains tax on appreciated securities of $2,983,000. Please explain why there is a discrepancy between these two figures.

Response: The Registrant notes that the liability in the Fund’s statement of assets and liabilities is the cumulative amount payable while the amount stated on page 25 reflects what was accrued for the period. The Registrant notes that an immaterial misstatement related to an overstatement of accrued foreign capital gains tax on appreciated securities with respect to Causeway Emerging Markets Fund was identified during the audit and brought to the attention of the Trust’s Audit Committee. The effect of the overstatement was not material to Causeway Emerging Markets Fund’s financial statement taken as a whole.

5.

Comment: The SEC staff notes that Causeway Global Absolute Return Fund’s prospectus indicates that under normal circumstances at least 40% of the Fund’s total exposures will be to companies in a number of countries outside the U.S. Please explain how the Fund monitors compliance with this 40% investment policy and state the level of the Fund’s total non-U.S. exposure as of September 30, 2019.

Response: To monitor compliance, the Fund’s investment adviser has coded into its Charles River compliance system limits to alert the adviser if exposures to US companies exceed 60% of the total exposures of Causeway Global Absolute Return Fund (“GAR Fund”), as further explained below. The US limit is coded because if more than 60% of the Fund’s total exposures were to US companies, the GAR Fund would then not have at least 40% of its total exposures to companies in a number of markets outside the US. As noted in the GAR Fund’s Prospectus, references to the GAR Fund’s “total exposures” are based on notional exposures to companies underlying swap agreements and to the swap counterparty. For the purposes of the limits on notional US exposures, long and short exposures are not netted, and the aggregate underlying exposures are measured. These exposures, rather than exposure to the swap counterparty, are relevant to the GAR Fund’s non-US exposure.

February 7, 2020 Page 4

As of September 30, 2019, the GAR Fund’s total exposure to non-U.S. companies was approximately 62%.

The following example may be useful (note that all figures are approximations). As of September 30, 2019, the GAR Fund had net assets of approximately $40 million. Assume the GAR Fund has, for example, long notional exposures of $60 million and short notional exposures of $60 million, for total notional exposures of $120 million (i.e., three times its net asset value). Each underlying position in a company’s stock is associated with a country – generally as classified by MSCI – and notional long and short exposures to US securities are totaled in the Charles River system. Thus, if notional long exposures to US securities totaled $22 million (approximately 18% of $120 million total exposures) and notional short exposures to US securities totaled $26 million (approximately 22% of $120 million total exposures) (using approximate September 30, 2019 exposure weights), the absolute value of those exposures is summed to measure compliance. In this example, the GAR Fund has a total long plus short exposure to the U.S. of $48 million, and total exposures of $120 million. 48 / 120 equals 40% notional US exposure, which means that the GAR Fund has 60% (which exceeds 40%) of its total exposures to companies outside the U.S. A trade increasing long/short US exposure to 65%, for example, would cause an alert in the adviser’s compliance system.

6.

Comment: The SEC staff notes that the sector diversification chart contained in Causeway Global Absolute Return Fund’s annual shareholder report for the period ended September 30, 2019 indicates that the Fund invested substantially all of its assets in short-term securities. In future filings, please consider modifying the disclosure to add information about the Fund’s derivatives exposure.

Response: The Registrant notes that substantially all of its assets are invested in short-term securities, with exposure to the equity market obtained through swap agreements with minimal value as of fiscal year end. However, the Registrant will evaluate its derivatives exposure at each future reporting period and determine whether there is need for enhanced disclosure, as applicable.

7.

Comment: With respect to the disclosure of open swap contracts in the schedule of investments included in Causeway Global Absolute Return Fund’s annual shareholder report for the period ended September 30, 2019, the SEC staff notes that Article 12-13C of Regulation S-X requires disclosure of value and upfront payments/receipts and footnote 3 of Article 12-13C requires disclosure of payment frequency.

February 7, 2020 Page 5

Response: The Registrant will re-evaluate at each period end the materiality of the swap contracts and will present this disclosure in future reports as applicable.

8.

Comment: The SEC staff notes that certain expense ratios included in the financial highlights in each Fund’s annual shareholder report for the period ended September 30, 2018 for the Fund’s Investor Class shares reflected a one-time adjustment as a result of a management change in accrual estimate relating to shareholder service fees. Please supplementally explain why the accrual estimate was different from the expense that led to the adjustment.

Response: The Registrant accrued Investor Class shareholder service fees at the maximum contractual rates during the period ended September 30, 2018, but received invoices from service providers for less than the Registrant’s accruals. The Registrant elected to reverse the unpaid over-accruals in a one-time adjustment during the 2018 fiscal year.

9.

Comment: With respect to the non-U.S. reclaim receivables listed in the financial statements of the Causeway International Opportunities Fund, Causeway International Value Fund and Causeway Global Value Fund for the fiscal year ending September 30, 2019, explain which country or countries such receivables relate to and explain how each Fund monitors the collectability of relevant non-U.S. receivables.

Response: The Registrant has non-U.S. reclaim receivables with the following countries:

•	International Value – Canada, Switzerland, Germany, Japan

•	Global Value – Switzerland, Germany, Spain, France, Japan

•	International Opportunities – Canada, Switzerland, Czech Republic, Germany, Spain, Poland, South Africa, Japan

The Registrant’s custodian, The Bank of New York Mellon (“BNYM”), files for reclaims on behalf of the Registrant. The Registrant’s administrator, SEI Investments Global Funds Services, reconciles reclaims receivable monthly to BNYM’s records and maintains such receivables based on what BNYM shows as collectible.

February 7, 2020 Page 6

*        *        *

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrants further acknowledge that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

Should you have any questions or comments, please contact the undersigned at 415.262.4530.

Sincerely,

/s/ Mark D. Perlow
Mark D. Perlow